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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                              JPS Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    46624E405
             ------------------------------------------------------
                                 (CUSIP Number)


                                December 13, 2002
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d_1(b)
                                |X| Rule 13d_1(c)
                                |_| Rule 13d_1(d)

                                   Page 1 of 5



         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
CUSIP NO. 46624E405                                            PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (A)  [_]
                                                                 (B)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    355,481
  NUMBER OF    -----------------------------------------------------------------
   SHARES
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY
    EACH            140,653
  REPORTING    -----------------------------------------------------------------
   PERSON
    WITH       7    SOLE DISPOSITIVE POWER

                    235,281
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    260,853
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     496,134
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN-IA-OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5




Item 1(a).   Name of Issuer:                       JPS Industries, Inc.

Item 1(b).   Address of Issuers's Principal
             Executive Offices:                    555 North Pleasantburg Drive,
                                                   Suite 202
                                                   Greenville, SC 29607

Item 2(a).   Name of Person Filing:                Lloyd I. Miller, III

Item 2(b).   Address of Principal Business
             Office or, if None, Residence:        4550 Gordon Drive,
                                                   Naples, Florida 34102

Item 2(c).   Citizenship:                          U.S.A.

Item 2(d).   Title of Class of Securities:         Common Stock, $0.01 par value

Item 2(e).   CUSIP Number:                         46624E405

Item 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
             (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)


Item 4. OWNERSHIP: The reporting person (i) shares dispositive power with respect to 260,853 of the reported securities as an investment advisor to the trustee of a certain family trust and as a trustee to a certain grantor retained annuity trust; (ii) shares voting power with respect to 140,653 of the reported securities as an investment advisor to the trustee of a certain family trust; (iii) has sole dispositive power with respect to 235,281 of the reported securities as the manager of a limited liability company that is the general partner of certain limited partnerships; and (iv) has sole voting power with respect to 355,481 of the reported securities as the manager of a certain limited liability company that is the general partner of certain limited partnerships and as a trustee to a certain grantor retained annuity trust.

             (a)   496,134

             (b)   5.3%

             (c)   (i) sole voting power:          355,481

                   (ii) shared voting power:       140,653

                   (iii) sole dispositive power:   235,281

                   (iv) shared dispositive power:  260,853


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable.



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                                                                     Page 4 of 5


Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable.

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

Item 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable.



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                                                                     Page 5 of 5



Item 10.     CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






         Dated: December 23, 2002                  /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                   Lloyd I. Miller, III